Exhibit 99.5

Bragg Gaming Group Reports 7.1% First Quarter 2025 Revenue Rise to EUR 25.5 Million (USD 28.6 Million); 27%1 Revenue Growth Achieved Excluding the Netherlands

Triple-digit revenue growth in the U.S.; significant increase in profitability through improved product mix

●	27%[1] Revenue Growth Excluding the Netherlands, Driven by U.S. Revenue Growth of 150%

●	Gross Profit Margin Jumps to 56.0%, Driven by Proprietary Content Growth

●	Adjusted EBITDA Rises 19.7%, Reflecting Strong Operational Leverage

●	Robust 63.5% YoY Growth in Cash from Operations, to EUR 4.5 Million (USD 5.0 Million)

●	62% YoY Proprietary Content Revenue Growth, Reaching a Record 15.5% of Total Revenue

TORONTO, MAY 15, 2025– Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading content and technology provider to the online gaming industry, today announced its financial results for the first quarter of 2025. The Company delivered diversified revenue growth, significant margin expansion, and strong cash generation, driven by its strategic focus on proprietary content and expansion in key growth markets.

Summary of Financial and Operational Highlights

Euros (millions)(1)	1Q25	1Q24	Change
Revenue	€25.5	€23.8	7.1%
Gross profit	€14.3	€11.9	20.3%
Gross profit margin	56.0%	49.9%	612	bps
Adjusted EBITDA(2)	€4.1	€3.4	19.7%
Adjusted EBITDA margin	16.0%	14.3%	169	bps
Operating Income (Loss)	€(1.7)	€(1.3)	32.5%

(1)	Bragg’s reporting currency is Euros. The exchange rate provided is EUR 1.00 = USD 1.12. Due to fluctuating currency exchange rates, this reference rate is provided for convenience only.

(2)	“Adjusted EBITDA” is a non-IFRS measure. For important information on the Company’s non-IFRS measures, see “Non-IFRS Financial Measures” below.

"We are thrilled to be reporting a strong start to 2025, showing that we are executing on our strategy and moving the metrics that we believe are most important to shareholder value," Matevž Mazij, CEO of Bragg commented: "During the quarter we continued to improve our product mix, generating a greater proportion of revenue from high-margin proprietary content. In turn, this contributed to a higher Adjusted EBITDA margin, which combined with careful cost controls demonstrate operational leverage and increased cash generation.

“As is widely reported, the Netherlands market has slowed in recent quarters due to regulatory pressures, a challenge faced by Bragg as with all operators and suppliers who serve this regulated market. I’m pleased that Bragg has shown resilience under these pressures and is reducing its exposure to the Netherlands while seeing strong growth in markets such as the United States and Brazil. Excluding the Netherlands, revenue growth year-over-year came in at a robust 27%1, driven in part by triple-digit growth in the U.S.”

1 27% YoY revenue growth excluding revenue derived from Bragg's customers licensed and operating in the Netherlands jurisdiction

Key Highlights:

●	Improved Margins and Cash generation: Adjusted EBITDA margins increased 169bps year over year; excluding non-recurring exceptional costs and FX impacts, EUR 0.9 million of free cash generated.

●	Improved Revenue Diversification: Continued decreasing reliance on the Netherlands and lower-margin BetCity, replaced by growth in margin-accretive revenue in new markets

●	US Market Growth: Bragg experienced triple-digit growth in U.S. revenue derived from its proprietary and exclusive online casino content, significantly outpacing the overall market growth; U.S. expected to contribute up to 15% of revenue this year.

●	Brazil Launch: Successfully launched content in the newly regulated Brazilian iGaming market, a key strategic territory expected to contribute up to 10% of revenue this year.

●	Strategic Partnerships: Announced a games development and remote games server technology leasing agreement with Caesars Digital, and invested in RapidPlay, a specialist Brazilian casino content studio.

●	Key milestone: first game launched , Caesars Palace Signature Multihand Blackjack Surrender, under recently announced games development and technology partnership with Caesars Digital.

●	Leadership Appointments: Appointed Holly Gagnon as Chair of the Board.

●	Debt Reduction: Repaid USD 5 million of its secured credit note and is on track to finalize a new credit facility with improved terms.

2025 Outlook

Bragg remains focused on expanding its presence in regulated markets, enhancing its proprietary and exclusive content offerings, and leveraging its technology to drive continued growth and profitability in 2025 and beyond. The Company is actively advancing a robust pipeline of opportunities to drive strong momentum in the business.

The Company anticipates double-digit growth in Revenue and Adjusted EBITDA in the full year of 2025, with revenue guidance projected at between EUR 117.5 million and EUR 123.0 million, and Adjusted EBITDA in the range of between EUR 19.0 million and EUR 21.5 million, driven by a strategic focus on proprietary and exclusive content, and continued momentum in growth markets such as the U.S. and Latam.

Investor Conference Call

The Company will host a conference call today at 8:30 a.m. Eastern, and management will review a presentation that will be made available to download at https://investors.bragg.group/financials/quarterly-results/default.aspx.

To join the call, please use the below dial-in information:

Participant Dial-In Numbers

USA / International Toll +1 (646) 307-1963

USA - Toll-Free (800) 715-9871

Canada - Toronto (647) 932-3411

Canada - Toll-Free (800) 715-9871

Conference ID 3967732

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/events-and-presentations/events/default.aspx

A replay of the call will be available until May 22, 2025, following the conclusion of the live call. To access the replay, dial (800) 770-2030 or (647) 362-9199 and input Playback ID: 3967732 followed by the # key.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance for 2025, expected performance of the Company’s business; expansion into new markets, our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to “Adjusted EBITDA”, which is a non-IFRS (as defined herein) financial measure that the Company believes is appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes that “Adjusted EBITDA” provides useful information to both management and investors by excluding specific expenses and items that management believe are not indicative of the Company’s core operating results. “Adjusted EBITDA” is a financial measure that does not have a standardized meaning under International Financial Reporting Standards (“IFRS”). As there is no standardized method of calculating “Adjusted EBITDA”, it may not be directly comparable with similarly titled measures used by other companies. The Company considers “Adjusted EBITDA” to be a relevant indicator for measuring trends in performance and its ability to generate funds to service its debt and to meet its future working capital and capital expenditure requirements. “Adjusted EBITDA” is not a generally accepted earnings measure and should not be considered in isolation or as an alternative to net income (loss), cash flows or other measures of performance prepared in accordance with IFRS.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducting gain (loss) on re-measurement of contingent and deferred consideration; (v) adding back or deducting gain (loss) on re-measurement of derivative liabilities; (vi) adding back or deducting gain (loss) on settlement of convertible debt; (vii) adding back or deducting gain (loss) on disposal of intangible assets and (viii) adding back certain exceptional costs. “Adjusted EBITDA margin” means Adjusted EBITDA divided by revenue. A reconciliation to IFRS financial measures is provided in this Press Release as well as in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month period ended March 31, 2025.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, Brazil, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For media enquiries or interview requests, please contact:

Robert Simmons,

Head of Communications at Bragg Gaming Group

press@bragg.group

Investors:

James Carbonara

Hayden IR

+1 (646)-755-7412

james@haydenir.com

Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31,
	2025	2024
Revenue	25,505	23,811
Cost of revenue	(11,221)	(11,934)
Gross Profit	14,284	11,877

Selling, general and administrative expenses	(15,807)	(12,387)
Loss on remeasurement of derivative liability	—	(178)
Gain on settlement of convertible debt	—	65
Loss on remeasurement of deferred consideration	(157)	(645)
Operating Loss	(1,680)	(1,268)

Net interest expense and other financing charges	(346)	(592)
Loss Before Income Taxes	(2,026)	(1,860)

Income taxes expense	(614)	(44)
Net Loss	(2,640)	(1,904)

Items to be reclassified to net loss:
Cumulative translation adjustment	(1,423)	(383)

Net Comprehensive Loss	(4,063)	(2,287)

Basic Loss Per Share	(0.11)	(0.08)
Diluted Loss Per Share	(0.11)	(0.08)

	Millions	Millions
Weighted average number of shares - basic	25.1	23.5
Weighted average number of shares - diluted	25.1	23.5

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As at	As at
	March 31,	December 31,
	2025	2024
Cash and cash equivalents	10,815	10,467
Trade and other receivables	21,517	20,072
Prepaid expenses and other assets	2,708	2,624
Total Current Assets	35,040	33,163
Property and equipment	1,295	1,341
Right-of-use assets	3,247	3,510
Intangible assets	33,507	35,859
Goodwill	32,182	32,722
Other assets	351	—
Total Assets	105,622	106,595

Trade payables and other liabilities	22,118	19,946
Income taxes payable	951	463
Lease obligations on right of use assets	855	882
Deferred consideration	1,467	1,244
Share appreciation rights liability	257	—
Loans payable	6,322	6,579
Total Current Liabilities	31,970	29,114
Deferred income tax liabilities	637	680
Lease obligations on right of use assets	2,473	2,815
Share appreciation rights liability	214	—
Other non-current liabilities	487	487
Total Liabilities	35,781	33,096

Share capital	131,853	131,729
Contributed surplus	17,961	17,680
Accumulated deficit	(83,850)	(81,210)
Accumulated other comprehensive income	3,877	5,300
Total Equity	69,841	73,499
Total Liabilities and Equity	105,622	106,595

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31,
EUR 000	2025	2024
Revenue	25,505	23,811
Operating Loss	(1,680)	(1,268)
EBITDA	3,040	2,609
Adjusted EBITDA	4,084	3,411

BRAGG GAMING GROUP INC.

RECONCILIATION OF OPERATING LOSS TO EBITDA AND ADJUSTED EBITDA

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended March 31,
EUR 000	2025	2024
Net Loss	(2,640)	(1,904)
Income taxes expense	614	44
Loss Before Income Taxes	(2,026)	(1,860)
Net interest expense and other financing charges	346	592
Depreciation and amortization	4,720	3,877
EBITDA	3,040	2,609
Depreciation of right-of-use assets	(214)	(226)
Lease interest expense	(27)	(34)
Gain on lease modification	(101)	—
Share based compensation	846	184
Exceptional costs	383	120
Loss on remeasurement of derivative liability	—	178
Gain on settlement of convertible debt	—	(65)
Loss on remeasurement of deferred consideration	157	645
Adjusted EBITDA	4,084	3,411